ALMERICO LAW

KENDALL A. ALMERICO P.A.

ATTORNEY AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

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December 1, 2021

Ruairi Regan

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington DC 20549

Re:Rhove Real Estate 1, LLC

Offering Statement on Form 1-A/A

Filed September 17, 2021

File No. 024-11645

Dear Mr. Regan:

Please accept this letter and filing of Form 1-A/A in response to the Commission’s letter of November 24, 2021.

Amended Offering Statement on Form 1-A filed November 3, 2021

General

1. Refer to prior comment 1. We note your revised disclosure that the initial closing of each series will occur within 15 days after the date subscriptions for the minimum aggregate amount of $38,600,000.00 of Gravity Series Shares have been accepted. On page 152 you continue to disclose that the Manager and Dalmore will review the subscription documentation and that you reserve the right to reject any subscription, for any or no reason at any time prior to a closing. Additionally, it appears that you may terminate an offering for a series at any time prior to the initial closing. We note similar provisions for the City Park Quad series. We also note that for the Empire series you do not specify an initial closing date. As it appears that you have an undetermined time to process subscription requests and can reject a subscription for any reason, please provide us your analysis as to whether your offering should be considered to be a delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.

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E-mail: AlmericoLaw@gmail.com

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The issuer intends for this offering to be a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.  In response to the Commission’s comment, the issuer has removed all references to the Manager and Dalmore reserving the right to reject any subscription for any or no reason at any time prior to a closing, including the reference at on page 152. Additionally, the issuer has removed all references to reserving the right to terminate an offering for a series at any time prior to the initial closing.

As for the Empire Series, the latest filing specifies an initial closing date.

With the latest filing, the issuer believes it meets the criteria of Rule 251(d)(3)(i)(F) of Regulation A to be considered a continuous offering. With the latest filing, the issuer believes it is clear to investors that the issuer does not have an undetermined time to process subscription requests and the discretionary language regarding reject an subscription for any reason has been removed.

Description of Gravity Series, page 73

2. We continue to evaluate your response to comment 4 and may have further comments.

The issuer will provide feedback if additional comments are presented.

Plan of Distribution, page 145

3. We reissue prior comment 5. We continue to note that the company may undertake one or more closings. We also note that an investor’s subscription is irrevocable. Please explain to us in more detail how the subsequent closings will work in conjunction with this offering. For example, please provide additional detail about the timing and mechanics of the subsequent closings, such as how often they will occur, how long a subsequent closing will take, and whether the decision to effect a subsequent closing is in the company’s sole discretion. Provide us with your detailed legal analysis demonstrating how the potential suspension and delay of the offering in the manner identified above would be consistent with a continuous offering for purposes of compliance with Rule 251(d)(3)(i)(F) of Regulation A.

The latest filing addresses this comment and adds more specific dates for all closings, including the timing and mechanics, and where applicable, if the closing is in the issuer’s sole discretion. Given the new language included, the issuer believes it is clear to investors that that there is no suspension or delay of the offering at any time, and that the offering in all respects complies with Rule 251(d)(3)(i)(F) of Regulation A.

We look forward to the Commission’s response and to addressing any further questions or comments.  The issuer would like to be qualified as soon as possible in order to start

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ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com

their offering. We are prepared to address any issues or concerns expeditiously. Thank you.

Very truly yours,

/s/ Kendall Almerico

Kendall A. Almerico

KAA/kcm

____________________________________________________________________________________________

ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com